AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 22, 1997




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               AMENDMENT NO. 2 TO
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                  FINANCIAL SERVICES CORPORATION OF THE MIDWEST
                                (Name of Issuer)

                  FINANCIAL SERVICES CORPORATION OF THE MIDWEST
                      (Name of Person(s) Filing Statement)

                SHARES OF COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)
                                    317697100
                      (CUSIP Number of Class of Securities)

                                Douglas M. Kratz
                  Financial Services Corporation of the Midwest
                          224 - 18th Street, Suite 202
                        Rock Island, Illinois 61201-8737
                                 (309) 794-1120
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 WITH COPIES TO:
                          Michele D. Vaillancourt, Esq.
                           Winthrop & Weinstine, P.A.
                            3000 Dain Bosworth Plaza
                              60 South Sixth Street
                          Minneapolis, Minnesota 55402
                                  May 12, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)


This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule 13E-4 of Financial Services Corporation of the Midwest (the "Company") relating to an offer to purchase (the "Offer") 83,000 shares of the Company's common stock, par value $0.50 per share (the "Shares") and originally filed with the Securities and Exchange Commission on May 12, 1997, and amended on August 7, 1997, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 (the "Exchange Act") and General Instruction D of Schedule 13E-4.

The offer terminated at 5:00 P.M., Rock Island, Illinois time, on August 13, 1997. An aggregate of 2,498 Shares were tendered. The Company has accepted all Shares pursuant to the Offer.



                                    SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 25, 1997             FINANCIAL SERVICES CORPORATION OF THE MIDWEST


                                   By:   /s/ Douglas M. Kratz
                                         ---------------------------------------
                                         Its Chairman, Chief Executive Officer
                                         and Chief Financial Officer